United States securities and exchange commission logo





                             February 12, 2021

       William Koppelmann
       Chief Executive Officer
       Standard Premium Finance Holdings, Inc.
       13590 SW 134th Avenue, Suite 214
       Miami, FL 33186

                                                        Re: Standard Premium
Finance Holdings, Inc.
                                                            Form 10
                                                            Filed January 19,
2021
                                                            File No. 000-56243

       Dear Mr. Koppelmann:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10, filed January 19, 2021

       Business, page 1

   1. Please briefly explain here what an unearned premium is as it relates to the insurance you help finance.
   2. Please expand the discussion of your loan referral base to explain any contractual relationship you have
with the insurance agents and brokers who recommend you to their clients. If there is no
contractual relationship, briefly state that in the disclosure.
   3. Please expand your discussion of competition to provide greater detail about the specific markets that you serve.
We note that you specialize in middle market loans and provide services to a specific
segment of the market in specific geographic areas; please expand your description of the
competitive conditions within those parts of the market in addition to the national market.
 William Koppelmann
FirstName LastNameWilliam  Koppelmann
Standard Premium Finance Holdings, Inc.
Comapany12,
February   NameStandard
            2021        Premium Finance Holdings, Inc.
February
Page 2 12, 2021 Page 2
FirstName LastName
4. We note your disclosure here that your business involves financing insurance premiums for customers as a convenient way for your customers to buy insurance. Please briefly explain here if the type of insurance you help finance can only be bought on an annual basis, rather than the customer paying periodic payments to the insurer, or why the insured purchases it on a yearly basis with a lump sum payment, or advise.
5. Please quantify what you mean by "middle market loans" and explain what percentage of the overall market these loans represent.
6. We note your disclosure on page 8 that you see a consolidation opportunity. Please describe any material plans that you currently have to execute a consolidation of the company, together with the expected costs and timetable, or clarify that you have no current plans for a consolidation.
Credit Quality Information, page 4

7.       We note your disclosure of    pass    loan collateral in excess of
receivable value. Please
         revise your filing to clearly disclose what these amounts represent.
Specifically, it   s
         unclear whether this disclosure represents only the total of individual finance receivables where the loan collateral exceeds the outstanding balance as of these periods or whether this amount represents the net amount of the collateral position for your entire portfolio.
         Disclose whether you have any    pass    rated loans where the
collateral value is less than
         the outstanding balance of receivables.
8. Please revise your filing to define non-performing loans as we note outstanding balances totaling $799 thousand and $695 thousand as of September 30, 2020 and December 31,
         2019, respectively.
9. Please revise your filing to disclose your cancellation policies as we note disclosure on page 5 that you cancel contracts at the earliest appropriate date and disclosure on page F-8 that you adhere to statutory cancellation policies.
Revenue Recognition, page 5

10. We note your disclosure that late charges are recognized as income when charged in addition to your late charge minimum fees disclosed in the table on page 7. Please revise your filing to disclose your policies for charging late fees. Specifically, disclose how and when you charge late fees, whether there are any maximum fees, and any additional information necessary for an understanding of your late fee charges. Risk Factors, page 8

11. Please revise the first risk factor to explain whether the company's primary line of credit has been extended past the February 5, 2021 maturity date. If the line of credit has not been extended, please explain what plans, if any, the company has to replace it. Please also file the agreement with the new lender of the $35,000,000 line of credit or advise.
 William Koppelmann
FirstName LastNameWilliam  Koppelmann
Standard Premium Finance Holdings, Inc.
Comapany12,
February   NameStandard
            2021        Premium Finance Holdings, Inc.
February
Page 3 12, 2021 Page 3
FirstName LastName
12. Please revise the risk factor on page 12 to describe the material operational challenges that management and the Board of Directors are monitoring and evaluating in connection with the COVID-19 pandemic, including addressing if you have experienced a higher default rate, so that investors may assess the risk. We note your disclosure on page 16 that the company has experienced an increase in new loan financings due to the pandemic. If you expect to experience a material decrease in such financings once the outbreak is under control, please explain the material risks to the company, if any, related to a decrease in loan activity.
Management's Discussion of Financial Condition and Results of Operations, page
14

13. Please revise to explain the term "rule of 78" and how it affects your business.
14. We note your disclosure that you rely on a diversified set of funding sources for the loans that you make to your customers. Please revise to briefly include disclosure here of all material sources of such funds.
15. We note that the company entered into a Paycheck Protection Program loan under the
         CARES Act. Briefly describe how the proceeds of that loan were applied to your business and how you expect to repay the loan when it comes due, or advise. Critical Accounting Policies and Estimates
Allowance for Premium Finance Contract Receivable Losses, page 21

16. We note your disclosure that the collectability of outstanding and cancelled contracts is generally secured by collateral in the form of unearned premiums of the underlying policies and accordingly historical losses tend to be relatively small. We also note significant current year provisions and direct write-downs on pages F-10 and F-29. Please revise your filing to disclose a balanced discussion of the underlying credit risk associated with your insurance premium finance contracts and also how you determined no allowance for doubtful accounts was required on your insurance premium finance contracts outstanding for all periods presented.
Director and Executive Officer Biographies, page 24

17. Please revise to briefly clarify and describe the business experience during the past five years of each executive officer and director. In addition, for each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant. Refer to Item 401(e)(1) of
         Regulation S-K.
Executive Compensation , page 28

18. Please revise this section to update the compensation disclosure for the fiscal year ended
         December 30, 2020. We note for instance footnotes 3 and 4. Refer to
Item 6 of Form 10,
         and Item 401(n) of Regulation S-K. Please provide conforming disclosure for Director
 William Koppelmann
FirstName LastNameWilliam  Koppelmann
Standard Premium Finance Holdings, Inc.
Comapany12,
February   NameStandard
            2021        Premium Finance Holdings, Inc.
February
Page 4 12, 2021 Page 4
FirstName LastName
         Compensation.
Preffered Stock, page 32

19. Please include risk factor disclosure regarding the protective provisions of the Series A
         Preferred Stock discussed here and how those provisions may affect holders of common stock. Please also address the conversion rights of the corporation regarding the preferred stock and how that might affect holders of common stock.
Note 2. Summary of Significant Accounting Policies
Concentration of Credit and Financial Instrument Risk, page F-8

20. Please revise your filing to reconcile the insured and uninsured cash balances in your footnotes disclosures on pages F-8 and F-26 to those the cash balances reporting in your
         Consolidated Balance Sheets.
Note 3. Premium Finance Contracts, Related Receivable and Allowance for Doubtful Accounts, page F-10

21. Please revise your filing to clearly distinguish between insurance premium finance contracts cancelled balances from amounts due from agents. It would appear that once a contract is cancelled, all amounts due under the contract would be collected from the insurance companies.
22. Please tell us and revise your filing to explain the differences between the current year provision amounts recorded in your allowance for doubtful accounts rollforwards on pages F-10 and F-29 to those amounts included in the bad debt expense line items of your statements of operations on pages F-4 and F-21, respectively.
23. We note your disclosure on page F-25 that the collectability of outstanding and cancelled contracts is generally secured by collateral in the form of the unearned premiums on the underlying policies. Please revise to clearly disclose the amounts of unearned premiums on outstanding and cancelled contracts as of each period end presented.
General

24. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, and you are not required to register pursuant to
         Section 12(g) of the Exchange Act, you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 William Koppelmann
Standard Premium Finance Holdings, Inc.
February 12, 2021
Page 5

action by the staff.

       You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact
Julie Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameWilliam Koppelmann                 Sincerely,
Comapany NameStandard Premium Finance Holdings, Inc.
                                                     Division of Corporation
Finance
February 12, 2021 Page 5                             Office of Finance
FirstName LastName